Exhibit 1

AMENDMENT TO VOTING AGREEMENT

This Amendment to Voting Agreement (this “Amendment”) is made and entered into as of December 14, 2018 by and between the following parties:

Party A: ZALL CROSS-BORDER E-COMMERCE INVESTMENT COMPANY LIMITED, a limited liability company incorporated and validly existing under the laws of British Virgin Islands.

Party B: Wincore Holdings Limited, a limited liability company incorporated and validly existing under the laws of British Virgin Islands.

(Party A and Party B, collectively, the “Parties”)

WHEREAS,

1.                                      LIGHTINTHEBOX HOLDING CO., LTD., is a company incorporated and validly existing under the laws of Cayman Islands, listed on the New York Stock Exchange (the “Listed Company”).

2.                                      Party A and Party B entered into a voting agreement as of June 27, 2018 (the “Voting Agreement”) with respect to voting in concert in the management, operation, shareholders decision-making and directors decision-making of the Listed Company in connection with the 34.4% and 5.5% shares held by them respectively, directly or indirectly, in the capital of the Listed Company.

NOW, THEREFORE, due to the development and changes of the objective contidions,the Parties agree by consensus to cancel the arrangements under the Voting Agreement, and the Voting Agreement shall be invalidated as of the signing date of this Amendment.

IN WITNESS WHEREOF this Amendment has been executed, sealed and delivered by the parties hereto and has been executed, sealed and delivered as of the date first above written.

ZALL CROSS-BORDER E-COMMERCE INVESTMENT COMPANY LIMITED

/s/YAN Zhi
Witness:	/s/ ZHAO Kai
Name: ZHAO Kai
Occupation: President Secretary
Address : Zall International Center, Jianghan District, Wuhan, Hubei, PRC

IN WITNESS WHEREOF this Amendment has been executed, sealed and delivered as of the date first above written.

Wincore Holdings Limited

/s/Quji (Alan) Guo
Witness:
Name:
Occupation:
Address :